MONSANTO COMPANY
800 North Lindbergh Blvd
St. Louis, Missouri 63167

March 9, 2015

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
(202) 772-9202 (Fax)
Attention:    Melissa Raminpour
Heather Clark

Re:	Monsanto Company
Form 10-K for the fiscal year ended August 31, 2014
Filed October 29, 2014
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated February 25, 2015, setting forth comments to the Annual Report on Form 10-K for the fiscal year ended August 31, 2014 (the “Form 10-K”) by Monsanto Company (“Monsanto” or the “company”). Set forth below are the Staff’s comments, indicated in bold, and the company’s responses. The company plans to incorporate changes prompted by the Staff’s comments on a going forward basis in future filings, as outlined in the responses below. We understand that the purpose of the Staff’s review is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. As such, we understand that the Staff may have further comments based on our responses.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2015

COMMENTS

Form 10-K for Fiscal Year Ended August 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Fluctuations, page 37

1.
We note from your disclosure on page 28 and in Note 26 that a substantial portion of your cash is held by foreign subsidiaries and 46% of your net sales to unaffiliated customers for fiscal 2014 were attributed to your foreign subsidiaries, respectively. We believe your market risk disclosures should be enhanced to provide a more robust discussion of the effects of foreign currency risk on your results of operations and financial condition. Additionally, your discussion of this market risk does not appear to comply with the guidance outlined in Item 305 of Regulation S-K. Please revise to expand your discussion of foreign currency risk to comply with one of the disclosure alternatives in Item 305(a) of Regulation S-K.

Response: In future filings, beginning with our fiscal year 2015 second quarter Form 10-Q, and annually in Form 10-K thereafter unless material changes related to market risk occur, we will enhance disclosure related to foreign currency risk to discuss the effects of exchange rates on our results of operations and to further comply with the disclosure alternative in Item 305(a)(1)(ii) of Regulation S-K. The following represents our proposed form for the enhanced disclosures if made to Form 10-K for fiscal year 2014 (new or updated disclosure is marked in italics):

“Foreign Currency Fluctuations: Monsanto transacts business in various foreign currencies other than the U.S. dollar, principally the European euro, Brazil real, Argentine peso, Canadian dollar, and Mexican peso, which exposes us to movements in exchange rates which may impact revenue and expenses, assets and liabilities, and cash flows. In managing foreign currency risk, we focus on reducing the volatility in consolidated cash flows and earnings caused by fluctuations in exchange rates. We may use foreign currency forward exchange contracts, foreign currency options and economic hedges to manage the net currency exposure, in accordance with established hedging policies. We may hedge recorded commercial transaction exposures, intercompany loans, net investments in foreign subsidiaries and forecasted transactions.

The company’s significant hedged positions included the European euro, the Mexican peso, the Brazilian real, the Canadian dollar, the Australian dollar and the Argentine peso. The total notional amount of foreign currency derivative instruments designated as hedges and not designated as hedges at August 31, 2014 was $2.639 billion, representing a settlement liability of $8 million. All of these derivatives were hedges of anticipated transactions, translation exposure, or existing assets or liabilities, and mature within 18 months. For all derivative positions, we evaluated the effects of a 10 percent shift in exchange rates between those currencies and the U.S. dollar, holding all other assumptions constant. Unfavorable currency movements of 10 percent would negatively affect the fair values of the derivatives held to hedge currency exposures by $195 million. These unfavorable changes would generally have been offset by favorable changes in the values of the underlying exposures.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2015

The company held cash and cash equivalents and short-term investments of $2.407 billion at August 31, 2014, of which $2.023 billion was held by foreign entities. For all non-U.S. dollar denominated cash held by foreign entities, we evaluated the effects of a 10 percent shift in exchanges between those currencies and the U.S. dollar, holding all other assumptions constant. Unfavorable currency movements of 10 percent would negatively affect the fair values of cash and cash equivalents and short-term investments by $148 million.”

In addition, we have determined the impact on our results of operations from the hypothetical currency movements, and a further break out of changes in fair values by currency, to be immaterial. We will continue to evaluate the materiality of such disclosures to ensure compliance with Item 305(a) of Regulation S-K.

Financial Statements

Statement of Consolidated Operations, page 40

2.
We note the disclosure in your earnings release transcripts for the first quarter 2015 of several types of services you perform including climate advisory services, climate PRO service, and nitrogen advising. Furthermore, we note disclosure on page 45 of your Form 10-K concerning precision agriculture tools that “assist farmers in decision making.” To the extent you derive material revenues from such services, please revise to fully disclose the nature of the services performed and your revenue recognition policy with regards to such services. In addition, please separately state revenues and costs of sales for products and services on the face of the income statement in accordance with Rule 5-03(b)(1) of Regulation S-X or explain why you believe you are not required to do so.

Response: The company provides services related to precision agriculture primarily as a result of the fiscal year 2014 acquisition of The Climate Corporation, which is discussed in note 4 of Form 10-K for fiscal year 2014. While the impact of this acquisition may have a material impact to the financial results of the company in the future, the revenues and costs of sales for the services provided did not exceed the 10% threshold prescribed in Rule 5-03 (b) for fiscal year 2014. The company will continue to evaluate the materiality of such revenues and expenses to ensure compliance with Rule 5-03(b)(1) and Rule 5-03(b)(2), respectively, of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 17. Postretirement Benefits - Pensions, page 73

3.
Please tell us and revise to disclose the reason(s) for the significant decrease in your projected benefit obligation from over $2 billion in at August 31, 2013 to $66 million at August 31, 2014. Refer to ASC 715-20-50-1(r).

Response: As disclosed in note 17 of Form 10-K for fiscal year 2014, the U.S. pension benefit obligation (“PBO”) was $2.196 billion and $2.049 billion as of August 31, 2014 and 2013, respectively. The $66 million and $2.0 billion PBO as of August 31, 2014 and 2013, referenced in the above comment, reflects only the U.S. PBO associated with pension plans with PBOs in

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2015

excess of plan assets. The U.S. qualified pension plan represents 97% of the projected U.S. PBO as of August 31, 2014 and 2013 and is the only funded U.S. pension plan. As the U.S. qualified pension plan was in a net asset position as of August 31, 2014 and therefore did not have a PBO in excess of plan assets, the $2.1 billion PBO and $2.3 billion of assets associated with this plan were excluded from the August 31, 2014 balances. Comparatively, as the U.S. qualified pension plan was in a net liability position as of August 31, 2013, the $1.99 billion PBO and $1.98 billion of assets associated with this plan were included in the August 31, 2013 balances. As the pension plan funded status table in Note 17 illustrates the changes in the U.S. pension benefit obligation and related assets, we believe a further explanation of the change is not merited.

Form 8-K filed January 7, 2015

4.
We note your disclosure of the non-GAAP measures free cash flow, EBIT, and ongoing EPS. Furthermore, your disclosure states that “the presentation of non-GAAP financial measures is intended to supplement investor's understanding of our operating performance.” It appears your disclosures are overly general and therefore, not consistent with the objective of Item 10(e)(1)(i) of Regulation S-K. Please revise to include disclosure concerning the reasons why the management believes that presentation of the non-GAAP financial measure provides useful information to investors in accordance with Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Response: We acknowledge the Staff’s request for disclosure concerning the reasons why management believes the presentation of non-GAAP financial measures provide useful information to investors.
We reviewed our Form 8-K filed January 7, 2015 and we believe we have provided adequate disclosure. We respectfully refer the Staff to the underlined sentence of the following paragraph, which was included in Item 2.02 of the report and addresses the utility of ongoing EPS to investors:
“The press release furnished herewith uses the non-GAAP financial measure of earnings per share (“EPS”) on an ongoing basis. Our ongoing EPS financial measure excludes certain after-tax items that we do not consider part of ongoing operations. We believe that our ongoing EPS financial measure presented with these adjustments best reflects our ongoing performance and business operations during the periods presented and is more useful to investors for comparative purposes. In addition, management uses the ongoing EPS financial measure as a guide in its budgeting and long-range planning processes, and as a guide in determining incentive compensation. The presentation of EPS on an ongoing basis is intended to supplement investors’ understanding of our operating performance. This non-GAAP financial measure may not be comparable to similar measures used by other companies. Information concerning Monsanto’s use of the non-GAAP financial measures free cash flow and EBIT appears in Monsanto’s most recent Report on Form 10-K.”
In addition, we note that Item 10(e)(1)(iii) of Regulation S-K permits a registrant to omit the required statement of utility to investors if that information is included in its most recent

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2015

annual report on Form 10-K or a more recent filing. Accordingly, we respectfully refer the Staff to the underlined sentences of the following excerpt from our Form 10-K for fiscal 2014 which addresses the utility of the two other measures, EBIT and free cash flow:
“Non-GAAP Financial Measures
MD&A includes financial information prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), as well as two other financial measures, EBIT and free cash flow, that are considered “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. The presentation of EBIT and free cash flow information is intended to supplement investors’ understanding of our operating performance and liquidity. Our EBIT and free cash flow measures may not be comparable to other companies’ EBIT and free cash flow measures. Furthermore, these measures are not intended to replace net income (loss), cash flows, financial position or comprehensive income (loss), as determined in accordance with GAAP.
EBIT is defined as earnings (loss) before interest and taxes. Earnings (loss) is intended to mean net income (loss) as presented in the Statements of Consolidated Operations under GAAP. EBIT is an operating performance measure for our two business segments. We believe that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures used by Monsanto management to determine resource allocations within the company. See Note 26 - Segment and Geographic Data - for a reconciliation of EBIT to net income for fiscal years 2014, 2013 and 2012.
We also provide information regarding free cash flow, an important liquidity measure for Monsanto. We define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities. Free cash flow does not represent the residual cash flow available for discretionary expenditures. We believe that free cash flow is useful to investors and management as a measure of the ability of our business to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used by management as one of the performance measures in determining incentive compensation. See the “Financial Condition, Liquidity and Capital Resources - Cash Flow” section of MD&A for a reconciliation of free cash flow to net cash provided by operating activities and net cash required by investing activities on the Statements of Consolidated Cash Flows.”
In future filings, we intended to review these disclosures so that the required information is updated to the extent necessary to continue to meet the requirements of Item 10(e)(1)(i)(C) and (D), as provided in Item 10(e)(1)(iii).

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2015

* * * * * *

We hereby acknowledge that:
(i) the company is responsible for the adequacy and accuracy of the disclosures in the filing;
(ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.
Sincerely,

/s/ NICOLE M. RINGENGERG
Nicole M. Ringenberg
Vice President and Controller
Monsanto Company

cc:	Pierre Courduroux, Monsanto Company
Nancy E. Hamilton, Esq., Monsanto Company